UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On February 23, 2024, Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that the following information and documentation has been made available on Cemex’s website at https://www.cemex.com/en/investors/events/ordinary-general-shareholders-meeting-2024 in connection with Cemex’s Ordinary General Shareholders’ Meeting scheduled to be held on March 22, 2024:

I.

Report of Cemex’s Chief Executive Officer; Cemex’s 2023 Audited Consolidated Financial Statements; Cemex’s 2023 Audited Separate Financial Statements; Report of Cemex’s Board of Directors; Opinion of Cemex’s Board of Directors on the Chief Executive Officer’s Report; Report of the Audit Committee of Cemex’s Board of Directors; Report of the Corporate Practices and Finance Committee of Cemex’s Board of Directors; Report of the Sustainability, Climate Action, Social Impact and Diversity Committee of Cemex’s Board of Directors; Report on Cemex’s Accounting Policies and Guidelines; and the Report on Cemex’s Tax Situation. All of the aforementioned documents, except the Report of the Sustainability, Climate Action, Social Impact and Diversity Committee of Cemex’s Board of Directors, are required under the laws and regulations of Mexico;

II.	Proposal for allocation of profits for the year ended December 31, 2023, which includes the declaration of a cash dividend;

III.	Proposal to determine the amount of the monetary reserve for the acquisition of Cemex’s shares or other securities representing such shares;

IV.	Proposal to extend for up to five years the current restricted stock incentive plan for eligible employees, including the main terms and conditions of the plan;

V.	Proposals to designate, on an individual basis, the members, Chairman, Secretary, and Assistant Secretary of Cemex’s Board of Directors;

VI.	Proposals to designate, on an individual basis, the members, President, Secretary, and Assistant Secretary of the Audit Committee of Cemex’s Board of Directors;

VII.	Proposals to designate, on an individual basis, the members, President, Secretary, and Assistant Secretary of the Corporate Practices and Finance Committee of Cemex’s Board of Directors;

VIII.

Proposals to designate, on an individual basis, the members, President, Secretary, and Assistant Secretary of the Sustainability, Climate Action, Social Impact and Diversity Committee of Cemex’s Board of Directors;

IX.

Proposal for the compensation to be paid to the members of Cemex’s Board of Directors and of its Audit Committee, Corporate Practices and Finance Committee, and Sustainability, Climate Action, Social Impact and Diversity Committee; and

X.	Proposal to designate the person or persons in charge of formalizing the resolutions adopted at the Ordinary General Shareholders’ Meeting.

Cemex has also made available other information on its website at https://www.cemex.com/en/investors/events/ordinary-general-shareholders-meeting-2024 that could be deemed relevant for Cemex’s shareholders in connection with Cemex’s Ordinary General Shareholders’ Meeting scheduled to be held on March 22, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: February 23, 2024	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

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